Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	Saskatoon Saskatchewan Canada

This news release constitutes a “designated news release” for the purposes of Cameco’s prospectus supplement dated November 12, 2024, to its short form base shelf prospectus dated November 12, 2024.

US Department of Energy to Jumpstart Nuclear Supply Chain and Accelerate

Deployment of Westinghouse AP1000® reactors

June 23, 2026

Cameco Corporation (TSX: CCO; NYSE: CCJ) welcomes today’s announcement by the US Department of Energy’s (DOE) Office of Energy Dominance Financing (EDF) regarding its conditional commitment for the American Nuclear Supply Chain Loans to reenergize the large-scale nuclear reactor supply chain, drive down costs and accelerate the deployment of AP1000 reactors in the US and globally. The DOE’s conditional commitment for a loan package of up to US$17.5 billion is expected to provide the majority of the financing for Westinghouse Electric Company (Westinghouse) to purchase the long-lead time items for up to 10 AP1000 nuclear reactors in the United States.

“We are pleased to see the US government make this additional commitment to expanding nuclear power capacity using the proven AP1000 reactor technology,” said Tim Gitzel, CEO of Cameco. “When combined with the May 23, 2025 Executive Orders and other US government initiatives, we believe the right incentives are being created to advance the rapid deployment of AP1000 reactors in the US. The expansion of nuclear power in the United States is expected to create significant opportunities for Westinghouse and Cameco, accelerating growth in Westinghouse’s energy systems segment during the procurement and subsequent construction phase.”

While this conditional commitment indicates the DOE’s intent to provide a loan to finance these projects, Westinghouse, its owners, and its partners must satisfy certain technical, legal, environmental, and financial conditions before DOE enters into definitive financing documents and funds the loan.

Background

Brookfield Renewable Partners (Brookfield) and Cameco acquired Westinghouse in November 2023. The partnership brought together Cameco’s expertise in the nuclear fuel supply chain with Brookfield’s recognized position as one of the world’s largest investors in energy generation technologies.

We expect the DOE loan arrangement to be implemented through a special purpose vehicle of Westinghouse (SPV) that will administer the loan funding for up to five project funding vehicles jointly owned by Westinghouse and the applicable partner for the procurement of the long-lead items at a fixed price for two reactors per project. Both the SPV and the approved partner are required to fully commit their project equity totaling approximately $500 million each or $1 billion per project upfront prior to accessing DOE loan funds. As approved partners reach final investment decisions for the applicable projects, the DOE loan is expected to be repaid from the proceeds of the sale of the long-lead items.

The loan package arrangements contemplated by the conditional commitment are subject to, among other risks, the factors discussed below under “Caution about Forward Looking Information” and remain subject to Westinghouse, its owners, and its partners satisfying certain technical, legal, environmental, and financial conditions with DOE, negotiation and completion of definitive agreements, any required approvals, and other customary conditions. There can be no assurance that definitive agreements will be entered into or that the proposed loan package will be completed on the terms currently contemplated, or at all.

We are separately advancing discussions on the strategic partnership entered into among Brookfield, Cameco and the US Department of Commerce in October 2025.

Caution about Forward-Looking Information

This news release includes statements and information about Cameco’s expectations for the future, which we refer to as forward-looking information. Forward-looking information is information that is not a historical fact. Words such as “guidance,” “expect,” “will,” “may,” “anticipate,” “plan,” “estimate,” “project,” “intend,” “should,” “can,” “likely,” “could,” “outlook” and similar expressions are intended to identify forward-looking information. Forward-looking information is based on Cameco’s current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the entering into the loan package of up to US$17.5 billion, the expected initiation of orders for long-lead items, the commitment of project equity, the expected repayment of the DOE loan from the proceeds of the sale of long-lead items, and the negotiation and execution of definitive agreements, satisfaction of closing conditions and any required approvals.

Material risks that could lead to different results include: the risk that definitive agreements are not entered into, that required approvals are not obtained, that conditions to completion including required technical, legal, environmental and financial conditions are not satisfied, that the proposed financing terms change materially, or that the proposed transaction is not completed.

In presenting the forward-looking information, Cameco has made material assumptions which may prove incorrect about the ability of the parties to negotiate and execute definitive agreements, obtain any required approvals, satisfy closing conditions, and complete the proposed transaction on acceptable terms or at all.

Please also review the discussion in Cameco’s 2025 annual MD&A, 2026 first quarter MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from Cameco’s current expectations, and other material assumptions we have made. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries

Cory Kos	Veronica Baker

306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com